Exhibit 99.2

BIT Mining limited

(incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

to be held on December 26, 2022

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of BIT Mining Limited (the “Company”) will be held at 800 N High St #03-102, Columbus, Ohio, US on December 26, 2022 at 11:00 a.m., New York time for the following purposes:

•	To consider and, if thought fit, pass the following resolution:

1.	as an ordinary resolution that the appointment of MaloneBailey, LLP as the independent registered public accounting firm of the Company, for the fiscal years ended or ending December 31, 2021 and 2022, be ratified and approved.

(Terms used but not defined in this Notice shall have the same meaning as those defined in the Proxy Statement attached)

•	To consider and transact such other business as may properly come before the AGM or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business on November 25, 2022, New York time as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the AGM or any adjourned meeting thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Please refer to the Proxy Form, which is attached to and made a part of this notice. The Proxy Statement is also available for viewing on the Investor Relations section of our website at https://ir.btcm.group/.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.btcm.group and on the SEC's website at www.sec.gov, or by contacting BIT Mining Limited at 800 N High St #03-102, Columbus, Ohio, US, attention: Elijah James Franklin, telephone: +1 (330) 462-8047, email: ir@btcm.group.

By Order of the Board of Directors,

/s/ Bob Yu
Bob Yu
Chairman

Columbus, Ohio, US

November 23, 2022